FS INVESTMENT CORPORATION

CIRA CENTRE

2929 ARCH STREET, SUITE 675

PHILADELPHIA, PENNSYLVANIA 19104

(215) 495-1150

October 27, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor, Esq.

Re:	FS Investment Corporation

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File Numbers 333-174784 and 814-00757

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Investment Corporation, a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-174784 and 814-00757) (the “Registration Statement”) so that such Registration Statement may be declared effective at 10:00 a.m. on Tuesday, November 1, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS INVESTMENT CORPORATION

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President and Chief Executive Officer